SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2006
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Quilmes Industrial S.A. (R.C. Luxembourg B 32501)

August 29th, 2006

Punch Card Capital L.P. Attn: Mr Norbert Lou

Fax: 001 646 432 3759

Dear Mr Lou,

          I acknowledge receipt of your letter of 10th August 2006 a copy of which was sent to the individuals listed therein.

          The members of the board of directors of Quinsa are well aware of their duties under Luxembourg law and firmly reject the allegations set out in your letter.

          First, 1 believe that you misunderstand the significance of the actions taken by Quinsa’s shareholders at the meeting on June 22, 2006. Under Luxembourg law, a company is permitted to repurchase up to 10% of its share capital if this repurchase is specifically authorized by the company’s shareholders. It is common for Luxembourg companies, and it has been the consistent custom for Quinsa, to maintain in effect a shareholder authorization allowing the company’ s board of directors to make decisions with respect to share repurchases up to the maximum amount permitted by law. Consequently, what occurred at the recent Quinsa annual general meeting was simply a customary annual renewal of the Board’ s authority to make these decisions taking into account the changes in outstanding capital that had occurred since the preceding annual general meeting.

          The fact that the shareholders have renewed the Board’ s authority to repurchase shares does not imply a change in the Board’s intentions or in Quinsa’s policy with respect to stock repurchase transactions. We believe that, when it was filed with the SEC on June 30, 2006, Quinsa’s Annual Report on Form 20-F accurately and fully disclosed all material facts relating to Quinsa’s stock repurchases, these intentions and these policies, and that nothing has happened since June 30 that requires any change in this disclosure.

          As a point of information only, however, you may be interested to know that Quinsa has not purchased any shares in open market transactions since November 2, 2005, much less since the date of the 2006 annual general meeting. Moreover, even if any such purchases had been made, minority shareholders could not reasonably have complained that they did not have notice of the fact that Quinsa might be purchasing its shares in open market transactions. Had it happened, the purchases would have been part of the market program announced by Quinsa in its press release dated October 13, 2005. Finally, we note that all of the purchases actually made under this program and the unutilized purchase authority under the program are disclosed in Quinsa’s 20-F filing.

Quilmes Industrial S.A. (R.C. Luxembourg B 32501)

          With respect to your second point, BAC indicated a strong interest in selling its QIB shares to Quinsa in 2005.  AmBev did not express any such interest. Quinsa requested that a financial advisor advise it as to the fair market value of the QIB shares. The financial advisor delivered a report that included a range of values for these shares. The Quinsa board concluded that a purchase of the QIB shares would be an attractive investment for Quinsa if, but only if, it were possible to consummate the purchase at the low end of the range of values contained in the financial advisor’s report. The 6x 2005 EBITDA price ultimately agreed upon was obtained only because BAC was a motivated seller. AmBev did not view this price as representing the fair market value of its QIB shares.

          On your last point you should note that the Company has been advised that AmBev is not under any obligation under Luxembourg takeover laws, under Luxembourg stock exchange rules or under Luxembourg practice to extend an offer to minority shareholders at this point in time.  Obviously, Quinsa has no legal means to require that its controlling shareholder AmBev offer the same opportunity to all other shareholders, particularly when Quinsa’s shareholder are holders of different classes of shares. It is therefore not a matter for the Quinsa board “to negotiate to have AmBev extend its purchase offer to the public shareholders of Quinsa”.

          The Company will however reflect further on possible opportunities it may have in respect of the items which you have addressed in your letter and communicate to the market as and when appropriate.

Sincerely,

João Giffoni Castro Neves	Victório Carlos De Marchi
Director	Director

84. GRAND-RUE-L-1660 LUXEMBOURG (GRAND DUCHY OF LUXEMBOURG)
TEL: (352) 47 38 85-TELEFAX:(352) 22 60 56 -P.O. BOX 154 - L-20 11 LUXEMBOURG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: August 30, 2006	By:	/s/ Agustin Garcia Mansilla

	Name:	Agustin Garcia Mansilla
	Title:	Chief Executive Officer